FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April 2010
12 April 2010

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.   1       Press release of British Sky Broadcasting Group plc announcing Notice of Third Quarter Results released on 12 April 2010

British Sky Broadcasting Group plc

   Notice of Third Quarter Results

British Sky Broadcasting Group plc will be announcing results for the nine months ended 31 March 2010 via RNS, at 7.00 a.m. (BST) on Thursday 29 April 2010.

There will be a conference call for UK/European analysts and investors at 8.30 a.m. (BST). Participants should register by contacting Emily Dimmock or Yasmin Charabati on +44 20 7251 3801 or at
bskyb@finsbury.com
.

There will be a separate conference call for US analysts and investors at 10.00 a.m. (EST).  To register for this please contact Dana Diver at Taylor Rafferty on +1 212 889 4350.  Alternatively you may register online at
http://invite.taylor-rafferty.com/_bskyb/cc
.

A live webcast of both conference calls and supporting materials will be available to analysts and investors via the BSkyB website at
http://www.sky.com/corporate
. Replays of the calls will be subsequently available.

Enquiries:

UK/European:
Emily Dimmock, Finsbury
Yasmin Charabati, Finsbury
Tel: + 44 20
7251 3801
E-mail:
bskyb@finsbury.com

US:
Dana Diver, Taylor Rafferty
Tel: +1 212 889 4350
E-mail:
bskyb@taylor-rafferty.com

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 12 April 2010                                                                                            By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary